SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

of

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

Commission File Number 1-33007

Issuer of Securities held pursuant to the Plan is

SPECTRA ENERGY CORP

5400 Westheimer Court

Houston, Texas 77056

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of

Spectra Energy Retirement Savings Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Spectra Energy Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplementary schedules are the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 19, 2014

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2013	2012
ASSETS:
Investments, at fair value	$692,164	$554,230

Receivables:
Notes receivable from participants	9,232	9,079
Other receivables	342	1,283

Total receivables	9,574	10,362

Total assets	701,738	564,592
LIABILITIES:
Other payables	1,700	227

NET ASSETS AVAILABLE FOR BENEFITS	$700,038	$564,365

See Notes to Financial Statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(in thousands)

Year ended December 31, 2013
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$119,957
Dividends	10,256

Total investment income	130,213

Interest income on notes receivable from participants	381

Contributions:
Participant	20,549
Employer	12,872
Rollover	3,156

Total contributions	36,577

Total additions	167,171

DEDUCTIONS:
Benefits paid to participants	31,407
Administrative expenses	91

Total deductions	31,498

NET INCREASE IN NET ASSETS	135,673
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	564,365

End of year	$700,038

See Notes to Financial Statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1.	Description of the Plan

The Spectra Energy Retirement Savings Plan (the Plan) is a defined contribution plan. Participants should refer to the Plan document for more complete information.

Participation and Purpose

The Plan is sponsored by Spectra Energy Corp (Spectra Energy or the Company). Spectra Energy and each of its affiliated companies that are at least 80%-owned and that participate in the Plan are collectively referred to as “Participating Companies.”

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-term financial security through employee contributions, matching contributions from Participating Companies, and investments among certain investment funds, one of which provides an investment interest in Spectra Energy common stock. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Generally, employees of Participating Companies are eligible to enter and participate in the Plan if they (1) have attained the age of 18, and (2) are paid on a Participating Company’s U.S. payroll system.

Contributions

Participants may authorize payroll deductions from eligible earnings in the form of before-tax deferrals and/or after-tax deferrals. Participants may elect to contribute (subject to certain limitations) up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code of 1986, as amended (IRC) may limit the deferrals of some highly compensated employees. The Plan is required to return contributions received during the Plan year in excess of IRC limits. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC. Participating Companies contribute matching contributions for Plan participants in an amount equal to 100% of a participant’s before-tax/catch-up contributions, up to 6% of a participant’s eligible pay per pay period, subject to certain additional Plan and IRC limitations. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.

Employees who are eligible to make before-tax deferrals under the Plan and who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, in accordance with and subject to certain limitations.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer contributions, and Plan earnings, and charged with benefit payments and allocations of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant. Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan.

Vesting and Payment of Benefits

Participants are immediately 100% vested in their Plan accounts. Participants may elect to receive certain distributions from their Plan accounts during continuation of employment. The Plan provides for several different types of in-service withdrawals, including hardship and age 59 1/2 withdrawals. A hardship distribution must comply with Section 401(k) of the IRC.

Upon termination of employment for any reason, participants (or if deceased, their beneficiaries) may request the distribution of the balance of their Plan accounts. Distributions are made as soon as practicable after the occasion for the distribution, except that participants may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which they attain age 70 1/2, unless a participant’s account balance is $1 thousand or less (in which case, the participant will automatically receive a complete distribution of the account balance as soon as feasible following such termination). A beneficiary of a deceased participant may elect that a distribution be delayed for up to one year following the date of death.

Notes Receivable from Participants

Participants may borrow, with some limitations, from their accounts a minimum of $1 thousand up to a maximum equal to the lesser of (1) $50 thousand minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (2) 50% of their account balances. The terms of the notes that represent these loans range up to 58 months or up to 15 years for the purchase of a primary residence. The note is secured by the balance in the participant’s Plan account and the interest rate will be a reasonable fixed rate that is determined in accordance with the procedures established by the Spectra Energy Benefits Committee, which considers all relevant factors, including current rates of interest charged by commercial banks for similar notes. Principal and interest is paid ratably through payroll deductions. Note receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment. A participant may have no more than two outstanding loans at any time.

These loans shall be available to each eligible employee who is actively employed by a Participating Company, and whose account balance totals at least $2 thousand; provided, however, that if the eligible employee had a prior loan under the Plan that has been paid in full, the final payment on such loan was made at least seven days prior to the effective date of the new loan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded to participant accounts on the dividend payment date.

Management fees and operating expenses charged to the Plan for investments in the common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

Former employees who have account balances remaining under the Plan (and alternate payees under any qualified domestic relations order) are charged with a portion of the Plan’s record keeping expenses; the amount that will be charged is $19.75 per quarter. Active employees and participants who terminated due to disability will not be charged with such expenses. An administrative fee is also charged to the account of a participant who takes a loan. Administrative expenses other than these record keeping and loan related expenses are generally paid by the Company.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

3.	Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits at either December 31, 2013 or 2012 are as follows:

	December 31,
	2013		2012
	(in thousands)
		Shares/units			Shares/units
Spectra Energy Common Stock*	$321,423	9,024	$252,088		9,207
Vanguard Prime Money Market Fund	73,086	73,086	68,055		68,055
BlackRock Equity Index Fund	47,229	648	33,443		608
PIMCO Total Return Fund	41,687	3,900	47,463		4,223
Robeco Large Cap Value Fund	35,724	2,293	24,723	**	2,165	**

*	Party-in-interest (see Note 5).
**	Less than 5% at respective year-end.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

December 31, 2013
(in thousands)
Common stock funds:
Spectra Energy Common Stock Fund*	$74,142
Common collective trust funds:
Equity funds	36,991
Registered investment funds	2,138
Target date funds	6,686

Total net appreciation in fair value of investments	$119,957

* Party-in-interest (see Note 5).

4.	Related Party Transactions

Participants typically receive distributions in cash; however, they may elect to receive the amount that is invested in the Spectra Energy Common Stock Fund as of the date of distribution in whole shares of Spectra Energy common stock and cash for any fractional shares. In-kind distributions qualify as related party transactions. For the year ended December 31, 2013, in-kind distributions were $4,926 thousand for the Spectra Energy Common Stock Fund.

5.	Exempt Party-in-Interest Transactions

Fidelity Management Trust Company (Fidelity) is the trustee as defined by the Plan and, therefore, transactions with Fidelity and the funds they manage qualify as party-in-interest transactions. Investment management fees and operating fees paid by the Plan were included as a reduction of the return earned on each fund. Administrative fees paid by the Plan were $91 thousand for the year ended December 31, 2013.

Included in the Plan’s investments are shares of common stock of Spectra Energy, the Plan’s sponsor. Transactions in shares of Spectra Energy common stock qualify as party-in-interest transactions. At December 31, 2013 and 2012, the Plan held 9,024 thousand and 9,207 thousand shares, respectively, which equates to 17,339 thousand and 17,759 thousand equivalent units, respectively, under the Plan’s unitized recordkeeping approach, of Spectra Energy common stock with a cost basis of $221,246 thousand and $214,520 thousand, respectively. During the year ended December 31, 2013, the Plan recorded related dividend income of $7,842 thousand. Additionally, the Plan maintains participant loans (see Note 1).

6.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants’ accounts will be distributed as permitted by law.

7.	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 27, 2013, that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Section 501(a) of the IRC. The Plan is intended to be tax-qualified under Section 401(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan Sponsor’s legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions. Plan management believes it is no longer subject to income tax examination for years prior to 2010.

The Plan administrator determined that during the 2012 Plan year certain employee deferrals aggregating approximately $3 thousand had not been remitted to the trustee in a timely manner, in compliance with Department of Labor (DOL) regulations. Following this discovery, these remittances were made in 2013, but they fell outside the normal processing time that is permitted. The cause of the delinquent contributions was investigated and corrective measures were taken to prevent similar delinquencies in the future. The Company calculated lost earnings on the late employee deferrals in accordance with the DOL’s Voluntary Fiduciary Correction Program (VFCP) and deposited the funds for the earnings amounts to the trustee and allocated them to impacted participant accounts. Also, an application for correction under the DOL’s VFCP was filed by the Company, and the DOL, Employee Benefits Security Administration, issued a no-action letter to the Company on December 26, 2013, in response to the Company’s VFCP application.

8.	Fair Value Measurements

Assets are fair valued by maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

The three levels of the fair value hierarchy are described as follows:

Level 1

Inputs to the valuation methodology are quoted unadjusted prices for identical assets in active markets.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Plan had no Level 3 assets at December 31, 2013 or 2012.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The money market fund is valued at the net asset value (NAV) of the shares and the underlying instruments in the fund are valued at amortized cost, which approximate fair value. Shares of registered investment funds are valued at quoted market prices, which represent the net assets value of shares held by the Plan at year end. Spectra Energy

Common Stock is stated at estimated fair value, which has been determined, based on the fair value of the underlying investments within the funds; this common stock fund is a unitized fund specific to the Plan. Investments in common collective investment trust funds and separately managed funds are stated at fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Spectra Energy Common Stock fund is classified as Level 2 because unitized stock funds are comprised of common stock and a short-term cash component. The value of a unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the fund is based on the closing market price of the common stock on the New York Stock Exchange times the number of shares held in the fund.

The tables below include the major categories for debt and equity securities on the basis of the nature and risk of the investments:

	December 31, 2013
	Level 1	Level 2	Total
	(in thousands)
Investment
Money market fund	$73,086	$—	$73,086
Registered investment funds	72,731	—	72,731
Common stock fund	—	326,964	326,964
Common collective trust funds:
Equity funds	—	150,219	150,219
Fixed income funds	—	3,435	3,435
Target date funds	—	65,729	65,729

Total	$145,817	$546,347	$692,164

	December 31, 2012
	Level 1	Level 2	Total
	(in thousands)
Investment
Money market fund	$68,055	$—	$68,055
Registered investment funds	69,249	—	69,249
Common stock fund	—	256,484	256,484
Common collective trust funds:
Equity funds	—	106,548	106,548
Fixed income funds	—	3,500	3,500
Target date funds	—	50,394	50,394

Total	$137,304	$416,926	$554,230

9.	NAV Per Share

The Plan’s investments for which fair values are estimated using NAV per share are summarized in the following tables:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	(in thousands)
December 31, 2013
BlackRock Equity Index Fund (a)	$47,229	None	Immediate	None	None
U.S. Small/Mid Cap Equity Fund (b)	31,007	None	Immediate	None	None
Spectra Energy Common Stock Fund (c)	326,964	None	Immediate	Immediate	None
U.S. Small/Mid Cap Index Fund (d)	1,030	None	Immediate	None	None

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	(in thousands)
December 31, 2012
BlackRock Equity Index Fund (a)	33,443	None	Immediate	None	None
U.S. Small/Mid Cap Equity Fund (b)	22,860	None	Immediate	None	None
Spectra Energy Common Stock Fund (c)	256,484	None	Immediate	Immediate	None

(a)	The objective of the BlackRock Equity Index Fund is to provide long-term capital growth and income by attempting to provide investment results that track the performance of the Standard & Poor’s 500 Index.
(b)	The objective of the U.S. Small/Mid Cap Equity Fund is to generate consistent, long-term investment performance superior to the Russell 2500 Index.
(c)	The objective of the Spectra Energy Common Stock Fund is to invest in Spectra Energy as an indirect owner of its common stock.
(d)	The objective of the U.S. Small/Mid Cap Index Fund is to match the performance of the Dow Jones U.S. Completion Total Stock Market Index by investing in a portfolio of equity securities that make up the index.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Part IV, Line 4a-Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2013

EIN: 20-5413139 PN: 002

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if late participant loan payments are included: ☐	Contributions not corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction VFCP

(in thousands)
$3	$—	$—	$—	$3

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)

EIN: 20-5413139 PN: 002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	December 31, 2013
			(d) Cost*	(e) Current Value
			(in thousands)
	Vanguard Prime Money Market Fund	Money market fund		$73,086
	Registered Investment Funds:
	Emerging Market Fund	Registered investment fund		147
	PIMCO Total Return Fund	Registered investment fund		41,687
	American Beacon Small Cap Value Equity Fund	Registered investment fund		6,820
	International Fund	Registered investment fund		24,077

	Total registered investment funds			72,731

	Common Collective Trust Funds:
	BlackRock Equity Index Fund	Common collective trust fund		47,229
	International Index Fund	Common collective trust fund		268
	Robeco Large Cap Value Fund	Common collective trust fund		35,724
	Rainier U.S. Large Cap Growth Equity Fund	Common collective trust fund		31,662
	U.S. Small Cap Growth Fund	Common collective trust fund		3,297
	U.S. Small/Mid Cap Equity Fund	Common collective trust fund		31,007
	U.S. Small/Mid Cap Index Fund	Common collective trust fund		1,030
	BlackRock US Debt Fund	Common collective trust fund		3,435
	BlackRock LifePath Retirement Fund	Common collective trust fund		2,514
	BlackRock LifePath 2015 Fund	Common collective trust fund		9,441
	BlackRock LifePath 2020 Fund	Common collective trust fund		15,003
	BlackRock LifePath 2025 Fund	Common collective trust fund		13,825
	BlackRock LifePath 2030 Fund	Common collective trust fund		8,596
	BlackRock LifePath 2035 Fund	Common collective trust fund		5,206
	BlackRock LifePath 2040 Fund	Common collective trust fund		3,595
	BlackRock LifePath 2045 Fund	Common collective trust fund		3,696
	BlackRock LifePath 2050 Fund	Common collective trust fund		3,707
	BlackRock LifePath 2055 Fund	Common collective trust fund		148

	Total common and collective trust funds			219,383

	Common and Company Stock
**	Spectra Energy Common Stock Fund	Common stock fund		321,423
	Interest bearing cash	Interest bearing cash		5,541

	Total common and company stock			326,964

	Total Investments			692,164

**	Spectra Energy Loan Fund – Participant Loans	Interest rates ranging from 3.25% to 10.50% maturing through 2028		9,232

				$701,396

*	Cost information is not required for participant-directed investments and therefore is not provided.
**	Party-in-interest (see Note 5).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Spectra Energy Corp Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Spectra Energy Retirement Savings Plan

Date: June 19, 2014

	By:	/s/ Charlotte Wayland
Charlotte Wayland
VP Executive and U.S. Benefits

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm.